Exhibit 99.1
VanceInfo Issues Corporate Deposit Account List and Cash Flow Statements
BEIJING, May 31, 2011 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today provided supplementary information to the Company’s first quarter 2011 financial results reported on May 16, 2011, including an unaudited corporate deposit account list identifying each corporate cash account and the balance and location of each account. The Company also issued an unaudited quarterly cash flow statement disclosing the amount of cash used for operating, investing and financing activities.
“In light of investors’ recent concern over the financial integrity and corporate governance practices of Chinese companies listed in the United States, we have decided to proactively disclose additional cash-related information to further demonstrate our financial strength as well as our dedication to transparency.” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “We will also disclose our cash flow statements in our future quarterly financial reports. While cash flows may be more volatile than net profits on a quarterly basis due to timing of collection, VanceInfo has been profitable with healthy cash flow on an annual basis since its founding in 1995. We are committed to continuing this track record in the years ahead. In addition, I would like to reiterate our firm commitment to upholding our culture of integrity and maintaining our tradition of sound corporate governance in our dealings with customers, employees, shareholders and other stakeholders.”
In March 2011, the Company announced that its Board of Directors approved a share repurchase program, under which VanceInfo has been authorized, but is not obligated, to repurchase up to $40 million worth of outstanding ADSs representing the ordinary shares of VanceInfo from time to time over the next 12 months. As of May 30, 2011, 863,355 ordinary shares have been repurchased for a total consideration of approximately $21 million from the open market under this program. The Company intends to continue the execution of the program should market volatilities persist.

About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of May 31, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

VanceInfo Technologies Inc.
Cash and Cash Equivalents, Restricted Cash, Term Deposit and Held-to-maturity Securities List
(in US dollars in thousands)

	March 31, 2011 (1)	December 31, 2010 (2)
	(Unaudited)

Agricultural Bank of China, Dalian, PRC	7	4
Bank of Beijing, Beijing, PRC	23,108	8,234
Bank of China, Wuhan, PRC	12	—
Bank of Communications, Wuhan, PRC	1	—
Bank of Dalian, Beijing, PRC	*	*
Bank of Shanghai, Shanghai,PRC	3,961	5,131
Bank of Tokyo-Mitsubishi UFJ, Tokyo, Japan	578	499
Bank of Xi’an, Xi’an, PRC	5	4
China Construction Bank, Tianjin, PRC	27	38
China Construction Bank, Shanghai, PRC	2	2
China International Fund Management Co., Ltd., Shanghai, PRC	2,358	12,857
China Merchants Bank, Beijing, PRC	5,257	10,653
China Merchants Bank, Chengdu, PRC	65	26
China Merchants Bank, Guangzhou, PRC	80	80
China Merchants Bank, Offshore Accounts, Shenzhen, PRC	29,287	2,731
China Merchants Bank, Nanjing, PRC	4,703	597
China Merchants Bank, Shanghai, PRC	3,023	2,854
China Merchants Bank, Shenzhen, PRC	646	1,652
China Merchants Bank, Wuxi, PRC	21	17
China Minsheng Banking Corp., Ltd., Beijing, PRC	131	3,838
China Minsheng Banking Corp., Ltd., Chengdu, PRC	—	5
China Minsheng Banking Corp., Ltd., Dalian, PRC	61	88
China Minsheng Banking Corp., Ltd., Hangzhou, PRC	211	202
China Minsheng Banking Corp., Ltd., Shanghai, PRC	52	258
China Minsheng Banking Corp., Ltd., Wuhan, PRC	8	10
China Minsheng Banking Corp., Ltd., Xi’an, PRC	19	21
Citibank, CA, USA	392	222
DBS Bank, Hong Kong	2,542	2,430
Goldman Sachs (Asia) L.L.C., Hong Kong	47,568	98,796
HSBC Bank, Malaysia	46	9
HSBC Bank, Hong Kong	10,358	6,248
HSBC Bank, London, UK	28	44
HSBC Bank, Tianjin, PRC	103	100
Industrial and Commercial Bank of China, Shanghai, PRC	7	8
Morgan Stanley & Co. International plc, London, UK	11,113	2,974
PayPal, USA	2	3
Shanghai Pudong Development Bank, Shanghai, PRC	9	10
Standard Chartered Bank, Beijing, PRC	12	146
Standard Chartered Bank, Hong Kong	24	24
The Shanghai Commercial & Savings Bank, Taipei, Taiwan	183	128
US BANK, WA, USA	177	144
Wells Fargo, San Diego, USA	198	151
Petty Cash	43	27

Cash and Cash Equivalents	146,428	161,265

VanceInfo Technologies Inc.
Cash and Cash Equivalents, Restricted Cash, Term Deposit and Held-to-maturity Securities List
— continued
(in US dollars in thousands)

	March 31, 2011 (1)	December 31, 2010 (2)
	(Unaudited)
Goldman Sachs (Asia) L.L.C. — Term Deposit	5,000	5,000

Term Deposit	5,000	5,000

Bank of Shanghai, Shanghai, PRC	686	679

Restricted Cash	686	679

Held-to-maturity securities held with Goldman Sachs (Asia) L.L.C.	4,584	2,027
Held-to-maturity securities held with Morgan Stanley & Co. Int’l plc	10,616	11,181

Held-to-maturity Securities — current	15,200	13,208

Held-to-maturity securities held with Goldman Sachs (Asia) L.L.C.	3,672	—
Held-to-maturity securities held with Morgan Stanley & Co. Int’l plc	3,908	1,558
Held-to-maturity Securities, non-current	7,580	1,558

Total Held-to-maturity Securities (3)	22,780	14,766

Total	174,894	181,710

*	less than 1

1	Amounts shown that are not held in U.S. dollars have been converted at the relevant exchange rates as of March 31, 2011.

2	Amounts shown that are not held in U.S. dollars have been converted at the relevant exchange rates as of December 31, 2010.

3	All held-to-maturity securities are investment grade bonds, with maturities of less than 18 months at the respective period-end.

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. dollars in thousands)

	Three Months Ended
	March 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	6,926	8,404
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	1,744	1,127
Depreciation and amortization of property and equipment	1,654	1,440
Amortization of intangible assets	494	535
Loss (gain) on foreign currency exchange forward contracts	(9)	131
Loss on disposal of property and equipment	3	6
Allowance for doubtful accounts	54	10
Change in fair value of contingent consideration payable for acquisition	(89)	(414)
Earnings from equity method investment	20	6
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	(514)	—
Accrued interest income of available-for-sale investment	—	(16)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(49)	(23)
Accounts receivable	(10,228)	(8,347)
Prepaid expenses and other current assets	(683)	1,110
Deferred income tax assets-current	969	(849)
Deferred income tax assets-non current	(7)	(3)
Accounts payable	(439)	408
Deferred revenue	(263)	121
Accrued expenses and other current liabilities	(5,592)	3,196
Income tax payable	(901)	882
Deferred income	713	(62)
Deferred income tax liability-non current	(92)	(92)

Net cash (used in) provided by operating activities	(6,289)	7,570

Cash flows from investing activities
Purchase of property and equipment	(1,390)	(3,336)
Consideration paid for business acquisitions (net of cash acquired of $267 and nil for the three months ended March 31, 2011 and December 31, 2010, respectively)	(1,763)	(200)
Payment for settlement of foreign currency forward exchange contracts	—	(388)
Cash received upon maturity of term deposit	5,000	5,000
Purchase of Term deposit	(5,000)	—
Purchase of current investment-held-to-maturity securities	(3,156)	—

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(in U.S. dollars in thousands)

	Three Months Ended
	March 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)
Purchase of non-current investment-held-to-maturity securities	(6,079)	(1,560)
Proceeds from maturity of investments	1,021	1,543

Net cash (used in) provided by investing activities	(11,367)	1,059

Cash flows from financing activities
Proceeds from exercise of options	2,423	1,000
Proceeds from issuance in connection with share offering in 2010	—	89,816
Payment for issuance costs of ordinary shares upon share offering in 2010	(52)	(507)

Net cash provided by financing activities	2,371	90,309

Effect of exchange rate changes on cash	448	443

Net increase (decrease) in cash and cash equivalents	(15,285)	98,938
Cash and cash equivalents, beginning of period	161,265	61,884
Cash and cash equivalents, end of period	146,428	161,265
For further information, please contact:
Melissa Ning
Vice President, Corporate Strategy & Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com